UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC File Number
Washington, D.C. 20549	001-39946

FORM 12b-25	CUSIP Number 00853E206

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR
For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Agrify Corporation
Full Name of Registrant

Former Name if Applicable

76 Treble Cove Road, Building 3
Billerica, MA 01862
Address of Principal Executive Office (Street and Number)
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Agrify Corporation (the “Company”) is unable to file its Form 10-K for the year ended December 31, 2022 (the “Form 10-K”) in a timely manner without unreasonable effort and expense due to unanticipated delays experienced by the Company in completing its financial statements and other disclosures in the Form 10-K, primarily due to an ongoing assessment of the potential reclassification of warrants previously issued by the Company from a component equity to a derivative warrant liability, loans receivable reserve assumptions and inventory reserve assumptions. As a result, the Company is still in the process of compiling required information to complete the Form 10-K and requires additional time to complete its review of the financial statements for the year ended December 31, 2022 to be incorporated in the Form 10-K and to complete its assessment of the Company’s internal control over financial reporting. The Company presently anticipates that it will file the Form 10-K before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Raymond N. Chang	(617)	788-9043
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's anticipated significant changes in its results of operations based on its preliminary unaudited results of operations are as follows:

The Company currently anticipates revenue of approximately $58.3 million for the fiscal year ended December 31, 2022, compared to revenue of approximately $59.9 million for the fiscal year ended December 31, 2021. The decrease was primarily due to a reduction in facility build-out revenue resulting from the completion of a facility under the Company’s TTK Solutions, a reduction of revenue that was included in deferred revenue resulting from Bud & Mary’s pending litigation and a decrease in cultivation products and service sales primarily due to migration to a VFU leasing model, and was partially offset by extraction solution sales.  The Company anticipates a net loss of approximately $184.0 million for the year ended December 31, 2022 (not including the aforementioned potential accounting adjustment for warrant liability, loans receivable reserves and inventory reserves) compared to a net loss of approximately $32.5 million for the fiscal year ended December 31, 2021.  The increase in net loss was primarily due to increased general and administrative expenses, an impairment of goodwill and intangible assets, loss on extinguishment of notes payable, and interest expense.

The Company believes that its results contained herein are materially correct; however, because review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the audit and filing of the Company’s Form 10-K.

Forward-Looking Statements

Certain matters discussed in this Form 12b-25 constitute forward-looking statements within the meaning of the federal securities laws. All statements contained in this Form 12b-25 that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements are based on management’s current expectation and include, but are not limited to, statements regarding the Company’s beliefs and expectations relating to the filing of the Form 10-K and the results of the ongoing review.

These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond the Company’s control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-K within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission, and the possibility that the ongoing audit may identify errors or control deficiencies in the Company’s accounting practices. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Agrify Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2023	By:	/s/ Raymond N. Chang
Raymond N. Chang
Chief Executive Officer

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).

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